SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                       No              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 19, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Extraordinary Fluctuation in Trading of A Shares

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

Sinopec Shanghai Petrochemical Company Limited (the “Company”)’s A share price decreased to its minimum permitted limits on three consecutive trading days, June 13, 16 and 17, 2008. As of the date of this announcement, the Company is aware of no material information subject to disclosure that has not already been disclosed by the Company. As confirmed with the Company’s major and controlling shareholder, China Petroleum and Chemical Corporation, China Petroleum and Chemical Corporation is not aware of material information subject to disclosure that has not been disclosed by such company. The Company will promptly disclose relevant information as required by the applicable laws and regulations.

1.	Extraordinary Fluctuation in Share Trading

The Company’s A share price decreased to its minimum permitted limits on three consecutive trading days, June 13, 16 and 17, 2008, thus constituting an event of extraordinary fluctuation in share trading according to Rules Governing Trading of Stocks on Shanghai Stock Exchange.

2.	Situation Concerning and Verified by the Company

As of the date of this announcement, the Company is not aware of material information subject to disclosure that has not already been disclosed by the Company. As confirmed with the Company’s major and controlling shareholder, China Petroleum and Chemical Corporation, China Petroleum and Chemical Corporation is not aware of material information subject to disclosure that has not been disclosed by such company.

3.	Statement on Disclosure of Material Information

The board of directors of the Company has confirmed that thus far, no events nor any planning, consultation, intent or agreement relating to such events have occurred that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules. To the best of its knowledge, the board of directors of the Company is not aware of information that may have a material impact on the Company’s shares price or the derivatives thereof that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 17, 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

ANNOUNCEMENT

DETAILS OF NEWLY APPOINTED SUPERVISORS

Reference is made to the announcement issued by Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 13 June 2008 in relation to the appointment and resignation of the supervisors of the Company (the “Announcement”).

Information on the biographical details of each of the two newly appointed supervisors, namely Mr. Zhai Yalin and Mr. Wu Xiaoqi, has been set out in the Announcement.

After conducting further enquiry, the board of directors of the Company (the “Board”) wishes to further announce that Mr. Zhai and Mr. Wu will both be appointed for a term of 3 years which will end at the date of holding the Company’s annual general meeting in 2011. Mr. Zhai and Mr. Wu will not earn any fees or emoluments from the Company for providing the service as the Company’s supervisors. Apart from being the employees of China Petroleum & Chemical Corporation, the controlling shareholder of the Company whose H shares are currently listed on The Stock Exchange of Hong Kong Limited, each of Mr. Zhai and Mr. Wu does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company, nor does any of them has any previous experience, including other directorships held, in other listed public companies in the last three years. Apart from being the supervisors of the Company, none of Mr. Zhai and Mr. Wu holds any other position in any of the subsidiaries of the Company and none of them has any interests in the shares of the Company or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of the Hong Kong). In respect of the appointment of the newly appointed supervisors, the Board is of the view that there is nothing which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters which need to be brought to the attention of the holders of the securities of the Company.

This announcement is made pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board

/s/ Zhang Jingming
Zhang Jingming
Company Secretary

Shanghai, the PRC, 17 June 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Announcement of Year 2007 A Shares Cash Dividends Distribution

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and shall bear joint and several liability with regard to all and any false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	The cash dividend per share is RMB 0.09 before tax; the cash divided per every ten shares is RMB 0.90 before tax.

•	The cash dividend per share is RMB 0.081 after tax.

•	Date of record of the stock ownership: June 20, 2008

•	Ex-dividend date: June 23, 2008

•	Date of cash dividend distribution: July 2, 2008

I. Session and date of the shareholders’ meeting adopting the dividend distribution plan

The dividend distribution plan of Sinopec Shanghai Petrochemical Company Limited for Year 2007 has been reviewed and accordingly adopted at the Company’s Year 2007 annual shareholders’ meeting dated June 12, 2008.

II. Dividend distribution plan

1.	The net profit of the Company prepared in accordance with the PRC accounting principles for the year ended December 31, 2007 is RMB 1,924,334,000, of which 10% will be set aside as legal surplus reserve amounting to RMB 192,434,000, thus the distributable profit totals to RMB 1,731,900,000. In consideration of various factors including estimation of the dividend distribution policy for 2007 and the status quo of the production and operation of the Company in 2008, the Company, upon completion of prudent research, proposes that the dividend distribution plan of the Company for 2007 be the following: a final dividend of RMB 0.90 (tax included) per every ten shares for 2007 shall be distributed to all shareholders of the Company, amounting to RMB 648,000,000. No capital conversion, i.e. using capital surplus to increase share capital, will be implemented in the year 2007.

2.	Distribution Year: 2007

3.	Scope of the Distribution: All the Company’s shareholders who are registered with China Securities Depository and Clearing Corporation Limited Shanghai Branch as of the closing of transactions of the Shanghai Stock Exchange for the afternoon of June 20, 2008.

4.	The amount of dividend per share before tax: RMB 0.09

5.	The amount of dividend per share after tax: RMB 0.081

6.	The actual amount of dividend per share: with regard to institutional investors and individual shareholders of the circulating shares, the Company entrusts China Securities Depository and Clearing Corporation Limited Shanghai Branch to withhold the individual income taxes therefor pursuant to a 10% tax rate, thus, the actual amount of cash dividend distributed being RMB 0.081 per share; with regard to shareholders of corporation shares, the actual amount of cash dividend distributed is RMB 0.09 per share.

III. Specific implementation date for the dividend distribution

1.	Date of record of the stock ownership: June 20, 2008

2.	Ex-dividend date: June 23, 2008

3.	Date of dividend distribution: July 2, 2008

IV. Object of the dividend distribution

The dividend shall be distributed to all the Company’s shareholders registered with China Securities Depository and Clearing Corporation Limited Shanghai Branch as of the closing of transactions of the Shanghai Stock Exchange for the afternoon of June 20, 2008.

V. Implementing measures for dividend distribution

1.	The Company shall be in charge of the distribution of the cash dividend in connection with both the state-owned shares and the corporation shares of the Company.

2.	As to the dividends relating to the public shares, the Company authorizes China Securities Depository and Clearing Corporation Limited Shanghai Branch to make the dividend distribution through its settlement system to all shareholders who are registered as of the date of record of stock ownership and have authorized a member of Shanghai Stock Exchange to handle the transaction. Where the investors have already consummated the authorization referred to in the preceding sentence, they may receive the cash dividends on the date of dividend distribution at such security service agency as designated by them; where the investors fail to consummate the aforesaid authorization, the dividends available to them shall be temporarily kept by China Securities Depository and Clearing Corporation Limited Shanghai Branch and shall be distributed to them upon the completion of such authorization.

VI. Contact information for consulting:

Tel: 021 – 57943143

Fax: 021 – 57940050

Address: No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

Contact Persons: Tong Yongjun/Wu Yuhong

VII. Document list for inspection

The resolution of the 2007 annual shareholders’ meeting of the Company and the announcement relating thereto.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, dated June 17, 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin and the independent non-executive director of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.